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December 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC
Amended Offering Statement on Form 1-A
Filed on November 27, 2023
File No. 024-12335
CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s filing on November 27, 2023 of its Amended Offering Statement on Form 1-A (the “Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated December 1, 2023 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement. In general, and throughout the Amended Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Amended Offering Statement in order to avoid the repetition of information.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 4, 2023

Page -2-

Cover page

1.	We note your response to prior comment 2. However, we were unable to locate the revised disclosure. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised the cover page, “Summary” and “Plan of Distribution” sections of Part II of the Offering Statement (the “Offering Circular”) to indicate that the Company will accept or reject each subscription application within fifteen (15) days of receiving such subscription application.

2.	Please revise the cover page to include total values for the columns titled “Maximum Price to Public” and “Maximum Proceeds to Us”.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised the Offering Circular to include total values for the columns titled “Maximum Price to Public” and “Maximum Proceeds to Us”.

Description of Business, page 29

3.

Please disclose the value of the music rights currently secured by Jukebox Co. and Jukebox Hits Vol. 1 LLC. Also add disclosure to address the value of the music rights that Jukebox Co. and Jukebox Hits Vol. 1 LLC are currently negotiating to secure.

Response: The Company acknowledges the Staff’s comment and has amended the “Description of Business” section of the Offering Circular to disclose that, pursuant to the Coda Purchase Agreement, it has secured the right to purchase certain Income Interests from Coda for a maximum aggregate acquisition cost of $43,029,722.34. All of the Income Interests that may currently be acquired by the Company pursuant to the Coda Purchase Agreement are associated with a series of Royalty Shares being offered in this Offering. The Company, however, has not secured, and is not currently negotiating to secure, any additional music rights beyond those specified in the Coda Purchase Agreement and described in the Offering Circular.

As described in the “Interest of Management and Others in Certain Transactions” section of the Offering Circular, the Company has disclosed that Jukebox Co. may organize other royalty share arrangements similar to those contemplated in this Offering in the future. Jukebox Co. has informed the Company that it has presently entered into music rights exclusivity agreements with several music rights holders pursuant to which such music rights holders have generally agreed not to sell Income Interests they own to third-parties for the purpose of conducting similar offerings of Income Interests to investors. Jukebox Co. has indicated that it estimates based on publicly available information that the value of the music rights owned by the music rights holders with which it has entered into exclusivity agreements is potentially in excess of $5 billion. However, neither Jukebox Co. nor any of its affiliates has entered into any definitive agreement(s) or arrangement(s) granting it any right to acquire music rights from any of these third parties.

To address the Staff’s comment as it relates to Jukebox Co., the Company has revised the “Description of Business” section of the Offering Circular to disclose this information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

4.

We note your disclosure that you have not yet commenced your planned principal business operations and have no (or nominal) assets or liabilities at this time, and do not plan for or expect this Offering to be qualified before the Company is capitalized on other than a nominal basis and therefore no financial statements have been presented in the Offering Circular. We also note on page 47 that the company has entered into the Coda Purchase Agreement dated November 5, 2023. Please tell us how you considered this agreement when concluding that you do not need to file financial statements that comply with the requirements of Part F/S of Form 1-A. Include within your response how you have accounted for the agreement citing all relevant accounting literature within your response.

Response: The Company acknowledges the Staff’s comment and respectfully reaffirms its position that, in accordance with Section 1160.1 of the Commission’s Division of Corporate Finance’s Financial Reporting Manual (the “FRM”), it has not included historical financial statements in the Offering Statement because it has not yet commenced operations and does not plan for or expect the Offering to be qualified before the Company is capitalized other than nominally.

While the Company has entered into the Coda Purchase Agreement, it respectfully notes that the Coda Purchase Agreement provides the Company the option (but not an obligation) to acquire the music rights identified in the Offering Circular. In addition, the Company does not intend to make any acquisitions pursuant to the Coda Purchase Agreement prior to the qualification of the Offering and the sale of the Royalty Shares in the Offering that correspond to specified music rights under the Coda Purchase Agreement. In fact, as noted above, the Company is unable to make any acquisitions pursuant to the Coda Purchase Agreement prior to the qualification of the Offering and the corresponding sale of Royalty Shares because it will remain nominally capitalized at least until qualification and therefore will not have any cash to pay any purchase price under the Coda Purchase Agreement until corresponding Royalty Shares are sold in the Offering.

In formulating its position, the Company has considered all relevant accounting literature, including, among others, Accounting Standard Codifications (“ASC”) 440 (Commitments), ASC 450 (Contingencies), and ASC 606 (Revenue Recognition), and has determined that the Coda Purchase Agreement is a conditional agreement, pursuant to which both parties are yet to perform, that remains subject to external contingencies (i.e., qualification of the Offering by the Commission and sale of the corresponding Royalty Shares pursuant thereto) before it can be realized or effectuated. As such, and consistent with FRM 1160.1, the Company does not believe that the existence of the Coda Purchase Agreement has resulted in any change in the Company’s status as a nominally capitalized entity with no (or nominal) assets on its balance sheet.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 4, 2023

Page -3-

Interest of Management and Others in Certain Transactions

Coda Purchase Agreement, page 67

5.

We note that John Chapman, a director of Jukebox Holdings, is the sole owner and principal of Inkling Capital LLC, which is the sole member of Coda Songs LLC. John Chapman is a related party in connection with Jukebox Holding entering into a Purchase Agreement with Coda Songs LLC. Please clearly disclose the dollar amount involved in this transaction. See Item 13(a) of Part II of Form 1-A.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised the Offering Circular to clarify that the “Purchase Agreement” referenced on page 67 is the Coda Purchase Agreement and that the dollar amount involved in this transaction is the maximum aggregate acquisition cost of all rights available for purchase under the Coda Purchase Agreement as otherwise described in the “Royalty Shares Offering Table” on page 65 of the Offering Circular.

Signature Page, page 78

6.	Please revise your signature page to include the signature of the principal accounting officer or revise to include that capacity.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised the signature page to reflect the capacity of each individual signing the Offering Statement, including the principal accounting officer.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner